Exhibit 99.1

August 14, 2023

Supplemental Proxy Statement

Annual General Meeting of Shareholders

to be held on August 18, 2023

This Supplemental Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the board of directors (the “Board”), of SciSparc Ltd. (“SciSparc” or the “Company”) to be voted at the Annual General Meeting of Shareholders, or at any adjournment thereof (the “Meeting”). The Meeting will be postponed, and rescheduled, to Friday, August 18, 2023, at 3:00 p.m. (Israel time), at the Company’s offices, at 20 Raul Wallenberg Street, Tower A Tel Aviv 6971916 Israel. The declared record date of the Meeting, Wednesday, July 12, 2023, remains unchanged.

The presence (in person or by proxy) of any two or more shareholders holding, in the aggregate, at least 15% of the voting power of the Company’s ordinary shares constitutes a quorum for purposes of the Meeting. If a quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned to Monday, August 21, 2023, at the same time and place.

This Supplemental Proxy Statement supplements the proxy statement previously sent to the Company’s shareholders with respect to the Meeting, which was attached as Exhibit 99.1 to the Company’s Report of Foreign Private Issuer on Form 6-K, furnished to the U.S. Securities and Exchange Commission on July 11, 2023 (the “Proxy Statement”).

As described in the Proxy Statement, there are three proposals to be addressed at the Meeting. This Supplemental Proxy Statement is furnished in order to amend Proposal No. 2 presented in the Proxy Statement. To the extent that the information in this Supplemental Proxy Statement differs from, updates or conflicts with the information contained in the Proxy Statement, the information in this Supplemental Proxy Statement shall amend and supersede the information in the Proxy Statement. Except as so amended or superseded, all information set forth in the Proxy Statement remains unchanged and important for your consideration before voting. Accordingly, we encourage you to read this Supplemental Proxy Statement carefully and in its entirety together with the Proxy Statement.

If you already voted, a vote cast “for,” “against” or “abstain” on Proposal No. 2 will be counted as a vote “for,” “against” or “abstain” on Proposal No. 2 as amended in this Supplemental Proxy Statement, respectively. If you have not yet voted and wish to vote using the proxy card enclosed in the Proxy Statement, any votes cast “for,” “against” or “abstain” on Proposal No. 2 will be counted as votes cast “for,” “against” or “abstain” on Proposal No. 2, as amended by this Supplemental Proxy Statement, respectively. All previously cast votes for the other proposals will also continue to be valid for the Meeting, unless revoked or changed as described in the Proxy Statement.

If you already voted and wish to revoke or change your vote, you may do so by mail, telephone, internet or in person at the Meeting, as described in the Proxy Statement. Only your latest submitted vote will count.

PROPOSAL NO. 2 (AMENDMENT)

APPROVAL OF A REVERSE SHARE SPLIT OF THE COMPANY’S ISSUED AND OUTSTANDING ORDINARY SHARES

Background

At the Meeting, shareholders will be asked, among other things, to approve a framework to allow the Board, in its discretion to effect a reverse split of the Company’s issued and outstanding ordinary shares (the “Reverse Split”).

On March 8, 2023, we received a written notice from The Nasdaq Stock Market (“Nasdaq”) indicating that we were not in compliance with the $1.00 minimum bid price requirement set forth in Nasdaq Listing Rule 5550(a)(2) for continued listing on the Nasdaq Capital Market. The notice provided that we have until September 5, 2023 to regain compliance. If at any time during this period the closing bid price of our ordinary shares are at least $1.00 per share for a minimum of 10 consecutive business days, Nasdaq will provide us with a written confirmation of compliance and the matter will be closed. Accordingly, the primary intent of the Reverse Split is to increase the price of our ordinary shares in order to meet the minimum bid price requirement of Nasdaq. Due to the decrease in the share price of the Company’s ordinary shares, the Board resolved to increase the range of the ratio of the Reverse Split from up to 1:10 to up to 1:30.

We believe that the Reverse Split of our ordinary shares is advisable in order to make our ordinary shares more attractive to a broader range of investors. Our Board believes that the anticipated increased price resulting from the Reverse Split may generate additional interest and trading in our ordinary shares.

We are therefore seeking approval of the shareholders to effect the Reverse Split of the Company’s issued and outstanding ordinary shares in the range of a ratio of up to 1:30, such that, depending on the ratio, every two ordinary shares and up to every thirty ordinary shares shall be consolidated into one ordinary share. If this Proposal No. 2 is approved by our shareholders, our Board will have the authority, in its own discretion, to determine if to implement the Reverse Split, and the exact ratio and the effective date of the Reverse Split.

All other proposed terms shall remain as detailed in the Proxy Statement.

Proposal

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to approve a reverse share split of the Company’s issued and outstanding ordinary shares in the range of a ratio of up to 1:30, to be effected at the discretion of, and at such ratio and on such date to be determined by the board of directors, as detailed in the Proxy Statement, dated July 11, 2023 and amended by the Supplemental Proxy Statement, dated August 14, 2023.

Vote Required

See “Vote Required for Approval of Each of the Proposals” in the Proxy Statement.

Board Recommendation

The Board recommends a vote “FOR” the approval of the Reverse Split.